January 16, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bed Bath & Beyond Inc.
Form 10-K for Fiscal Year Ended March 1, 2008
Filed April 30, 2008
Forms 10-Q for Fiscal Quarters Ended May 31 and August 30, 2008
Filed July 10, 2008 and October 8, 2008, respectively
Definitive Proxy Statement on Schedule 14A
Filed June 4, 2008

Dear Mr. Owings:

Bed Bath & Beyond Inc. is in receipt of your comment letter dated January 9, 2009 relating to the above referenced filings, and the company is currently in the process of preparing a response.

Pursuant to a conversation today with Scott Anderegg, Staff Attorney, we are filing this EDGAR correspondence to request an extension of time until February 6, 2009 to submit a response to the comment letter.  Thank you for your consideration in this matter.

Sincerely,

/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)